(As filed on December 14, 2001)

                                                                File No. 70-9959

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            --------------------------------------------------------

                                   FORM U-1/A

                                 Amendment No. 2
                                       to
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            ---------------------------------------------------------

                            NATIONAL FUEL GAS COMPANY
                        HORIZON ENERGY DEVELOPMENT, INC.
               HORIZON ENERGY HOLDINGS, INC. AND ITS SUBSIDIARIES
                               10 Lafayette Square
                             Buffalo, New York 14203

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

              -----------------------------------------------------

                            NATIONAL FUEL GAS COMPANY


                 (Name of top registered holding company parent)
              -----------------------------------------------------

                          Philip C. Ackerman, President
                            National Fuel Gas Company
                               10 Lafayette Square
                             Buffalo, New York 14203

                     (Name and address of agent for service)
             ------------------------------------------------------

              The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:


Ronald J. Tanski, Secretary and Treasurer      Michael F. Fitzpatrick, Jr., Esq.
Horizon Energy Development, Inc.               Thelen Reid & Priest LLP
10 Lafayette Square                            40 West 57th Street
Buffalo, New York  14203                       New York, New York 10019

     The Application or Declaration filed in this proceeding on August 27, 2001, as amended and restated by Amendment No. 1, filed October 26, 2001, is hereby further amended as follows:

     1.  By adding the following sentence at the end of the first paragraph in
ITEM 1.9 - SUBSEQUENT REORGANIZATIONS AND CHANGES IN CAPITAL STOCK OF
           ----------------------------------------------------------
SUBSIDIARIES:
------------

     "If any such transaction is accounted for in accordance with foreign accounting rules that do not conform to U.S. GAAP, then the effects of the transaction will be reconciled to U.S. GAAP."

     2.  By filing the following exhibit as part of ITEM 6 - EXHIBITS AND
                                                            -------------
FINANCIAL STATEMENTS:
--------------------

     F   Opinion of Counsel.


                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this amendment filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                         NATIONAL FUEL GAS COMPANY
                                         HORIZON ENERGY DEVELOPMENT, INC.
                                         HORIZON ENERGY HOLDINGS, INC.

                                         By: /s/  P.C. Ackerman
                                             -----------------------------------
                                             Name:   P.C. Ackerman
                                             Title:  President

Date:  December 14, 2001